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                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                 SCHEDULE TO-I/A
                                (Amendment No. 1)
                                 (Rule 14d-100)
            TENDER OFFER STATEMENT UNDER SECTION 14(d)(1) OR 13(e)(1)
                     OF THE SECURITIES EXCHANGE ACT OF 1934

                           EDEN Bioscience Corporation
         (Name of Subject Company (Issuer) and Filing Person (Offeror))

Stock Options Under the EDEN Bioscience Corporation 1995 Combined Incentive and
 Nonqualified Stock Option Plan and the EDEN Bioscience Corporation 2000 Stock
      Incentive Plan to Purchase Common Stock, Par Value $.0025 Per Share
                         (Title of Class of Securities)

                                    27944510
                      (CUSIP Number of Class of Securities)
                            (Underlying Common Stock)

                     Bradley S. Powell                                              Copy to:
 Chief Financial Officer, Interim President and Secretary                          Andrew Bor
                EDEN Bioscience Corporation                                     Perkins Coie LLP
                 3830 Monte Villa Parkway                                 1201 Third Avenue, 48th Floor
                  Bothell, WA 98021-6942                                        Seattle, WA 98101
                       425-806-7300                                               206-583-8500

           (Name, Address and Telephone Number of Person Authorized to Receive Notice and Communications on Behalf of Filing Persons)

                            CALCULATION OF FILING FEE

--------------------------------------------------------------------------------
      Transaction Value*                             Amount of Filing Fee
          $1,707,290                                         $342
--------------------------------------------------------------------------------

* For purposes of calculating the amount of filing fee only. The amount assumes options to purchase 1,421,768 shares of EDEN Bioscience Corporation common stock, par value $.0025 per share, having an aggregate value of $1,707,290 as of June 14, 2002 will be exchanged and/or cancelled pursuant to this offer. The aggregate value of such options was calculated based on the Black-Scholes option-pricing model. The amount of the filing fee, calculated in accordance with Rule 0-11 of the Securities Act of 1934, as amended, equals 1/50th of one percent of the value of the transaction.

[X] Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

        Amount Previously Paid:     $342         Filing Party:  EDEN Bioscience Corporation
                                  --------                      ---------------------------

        Form or Registration No.:   TO-I         Date Filed:            June 17, 2002
                                  --------                      ---------------------------

[ ] Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

        Check the appropriate boxes below to designate any transactions to which the statement relates:

        [ ] third-party tender offer subject to Rule 14d-1.

        [X] issuer tender-offer subject to Rule 13e-4.

        [ ] going private transaction subject to Rule 13e-3.

        [ ] amendment to Schedule 13D under Rule 13d-2.

        Check the following box if the filing is a final amendment reporting the results of the tender offer: [ ]


================================================================================

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        This Amendment No. 1 amends and supplements the Tender Offer Statement on Schedule TO filed with the Securities and Exchange Commission on June 17, 2002, relating to our offer to exchange certain options held by current U.S. employees and officers of the EDEN Bioscience Corporation (the "Company") or its subsidiaries, except the Chief Financial Officer and Interim President, that are outstanding under the Company's 1995 Combined Incentive and Nonqualified Stock Option Plan (the "1995 Plan") and the Company's 2000 Stock Incentive Plan (the "2000 Plan" and together with the 1995 Plan, the "Stock Option Plans") to purchase shares of the Company's common stock, par value $.0025 per share, for new options that will be granted under the 2000 Plan, upon the terms and subject to the conditions in the Offer to Exchange and the related Election Form, copies of which are attached hereto as Exhibits (a)(1)(A) and (a)(1)(B), respectively (which, together with any amendments or supplements thereto, collectively constitute the "Offer").

ITEM 12.  EXHIBITS

        Item 12 of the Schedule TO is hereby amended and restated to add a reference to exhibit (a)(1)(G), which is attached hereto.

(a)(1)(A)*     Offer to Exchange dated June 17, 2002.

(a)(1)(B)*     Form of Election Form.

(a)(1)(C)*     Form of Letter to Eligible Option Holders Regarding Offer.

(a)(1)(D)* Form of Letter to Tendering Option Holders Regarding Acceptance of Tendered Options.

(a)(1)(E)* E-mail communication to EDEN Bioscience Corporation employees, dated June 17, 2002.

(a)(1)(F)*     Press release by EDEN Bioscience Corporation, dated June 17,
               2002.

(a)(1)(G) E-mail communication to EDEN Bioscience Corporation employees, dated July 1, 2002.

(a)(5)(A)** EDEN Bioscience Corporation Annual Report on Form 10-K for the year ended December 31, 2001, filed with the Securities and Exchange Commission on March 29, 2002 and incorporated herein by reference.

(a)(5)(B)** EDEN Bioscience Corporation Quarterly Report on Form 10-Q for the three months ended March 31, 2002, filed with the Securities and Exchange Commission on April 26, 2002 and incorporated herein by reference.

(b)            Not applicable.

(d)(1)** EDEN Bioscience Corporation 1995 Combined Incentive and Nonqualified Stock Option Plan (incorporated by reference to
               Exhibit 10.3 to EDEN's Registration Statement on Form S-1, as amended (Commission File No. 333-41028), initially filed with the SEC on July 7, 2000).

(d)(2)** EDEN Bioscience Corporation 2000 Stock Incentive Plan (incorporated by reference to Exhibit 10.4 to EDEN's Registration Statement on Form S-1, as amended (Commission File No. 333-41028), initially filed with the SEC on July 7, 2000).

(d)(3)* Form of Stock Option Agreement pursuant to the EDEN Bioscience Corporation 1995 Combined Incentive and Nonqualified Stock Option Plan.

(d)(4)* Form of Stock Option Agreement pursuant to the EDEN Bioscience Corporation 2000 Stock Incentive Plan.

(g)            Not applicable.

(h)            Not applicable.

-----------------

* Previously filed on Schedule TO-I dated June 17, 2002.
** Incorporated by reference to previously filed documents.


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                                    SIGNATURE

        After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


                                           EDEN Bioscience Corporation


                                           /s/ RHETT R. ATKINS
                                           ------------------------------------
                                           Rhett R. Atkins
                                           President and Chief Executive Officer

Date:  July 1, 2002